                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)*


                               CENTERPULSE LTD.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                 Registered Shares, par value CHF 30 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                Not applicable*
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                  Eric Stupp
                          c/o InCentive Capital Ltd.
                               Baarrerstrasse 8
                             6301 Zug, Switzerland

                                With a copy to:
                          Michael S. Immordino, Esq.
                               Latham & Watkins
                                99 Bishopsgate
                                London EC2M 3XF
                                    England
                              (+44) 207-710-1076
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                March 20, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

                        (Continued on following pages)

CUSIP No. 152005104 *

-----------------------------------------------------------------------------------------------
 1. Name of Reporting Person. I.R.S. Identification No. of above person (entities only).

    INCENTIVE INVESTMENT (JERSEY) LTD
-----------------------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [_]
    (b) [X]
-----------------------------------------------------------------------------------------------
 3. SEC Use Only

-----------------------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

    WC
-----------------------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

-----------------------------------------------------------------------------------------------
 6. Citizenship or Place of Organization

    Jersey, UK
-----------------------------------------------------------------------------------------------

                    NUMBER OF    7.  Sole Voting Power
                      SHARES
                   BENEFICIALLY     0
                     OWNED BY   -----------------------------
                       EACH      8.  Shared Voting Power
                    REPORTING
                      PERSON        2,237,577
                       WITH     -----------------------------
                                 9.  Sole Dispositive Power

                                    0
                                -----------------------------
                                10.  Shared Dispositive Power

                                    2,237,577
                   ------------------------------------------

11. Aggregate Amount Beneficially Owned by Reporting Person

    2,237,577
------------------------------------------------------------------------------------------------
12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

------------------------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    18.9%
------------------------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IV
------------------------------------------------------------------------------------------------

* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

CUSIP No. 152005104 *

-----------------------------------------------------------------------------------------------
 1. Name of Reporting Person I.R.S. Identification No. of above person (entities only).

    INCENTIVE CAPITAL LTD
-----------------------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [_]
    (b) [X]
-----------------------------------------------------------------------------------------------
 3. SEC Use Only

-----------------------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

    WC
-----------------------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

-----------------------------------------------------------------------------------------------
 6. Citizenship or Place of Organization

    Switzerland
-----------------------------------------------------------------------------------------------

                    NUMBER OF    7.  Sole Voting Power
                      SHARES
                   BENEFICIALLY      0
                     OWNED BY   -----------------------------
                       EACH      8.  Shared Voting Power
                    REPORTING
                      PERSON         2,237,577
                       WITH     -----------------------------
                                 9.  Sole Dispositive Power

                                     0
                                -----------------------------
                                10.  Shared Dispositive Power

                                     2,237,577
                   ------------------------------------------

11. Aggregate Amount Beneficially Owned by Reporting Person

    2,237,577
------------------------------------------------------------------------------------------------
12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

------------------------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    18.9%
------------------------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IV
------------------------------------------------------------------------------------------------

* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

CUSIP No. 152005104 *

-----------------------------------------------------------------------------------------------
 1. Name of Reporting Person I.R.S. Identification No. of above person (entities only).

    INCENTIVE ASSET MANAGEMENT LTD
-----------------------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [_]
    (b) [X]
-----------------------------------------------------------------------------------------------
 3. SEC Use Only

-----------------------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

    WC
-----------------------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

-----------------------------------------------------------------------------------------------
 6. Citizenship or Place of Organization

    Switzerland
-----------------------------------------------------------------------------------------------

                    NUMBER OF    7.  Sole Voting Power
                      SHARES
                   BENEFICIALLY      0
                     OWNED BY   -----------------------------
                       EACH      8.  Shared Voting Power
                    REPORTING
                      PERSON         0
                       WITH     -----------------------------
                                 9.  Sole Dispositive Power

                                     0
                                -----------------------------
                                10.  Shared Dispositive Power

                                     2,301,247
                   ------------------------------------------

11. Aggregate Amount Beneficially Owned by Reporting Person

    2,301,247
--------------------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

--------------------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    19.5%
--------------------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IA
--------------------------------------------------------------------------------------------

* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

CUSIP No. 152005104 *

-----------------------------------------------------------------------------------------------
 1. Name of Reporting Person I.R.S. Identification No. of above person (entities only).

    MR RENE BRAGINSKY
-----------------------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [_]
    (b) [X]
-----------------------------------------------------------------------------------------------
 3. SEC Use Only

-----------------------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

    WC
-----------------------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

-----------------------------------------------------------------------------------------------
 6. Citizenship or Place of Organization

    Switzerland
-----------------------------------------------------------------------------------------------

                    NUMBER OF    7.  Sole Voting Power
                      SHARES
                   BENEFICIALLY      6,203
                     OWNED BY   -----------------------------
                       EACH      8.  Shared Voting Power
                    REPORTING
                      PERSON         0
                       WITH     -----------------------------
                                 9.  Sole Dispositive Power

                                     6,203
                                -----------------------------
                                10.  Shared Dispositive Power

                                     2,301,247
                   ------------------------------------------

11. Aggregate Amount Beneficially Owned by Reporting Person

    2,301,450
------------------------------------------------------------------------------------------------
12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

------------------------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    19.5%
------------------------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
------------------------------------------------------------------------------------------------

* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

Item 1.  Security and Issuer

This Amendment No. 1 to the Statement on Schedule 13D, dated March 28, 2003, with respect to the Registered Shares, par value CHF 30 per share (the "Registered Shares"), of Centerpulse Ltd., a company incorporated with limited liability under the laws of Switzerland (the "Issuer"), hereby amends and supplements the Statement on Schedule 13D (the "Schedule 13D") initially filed on October 15, 2002. The Registered Shares trade on the SWX Swiss Exchange and other European exchanges and American Depository Shares ("ADSs") for Registered Shares trade on the New York Stock Exchange under the symbol "CEP". Each ADS represents 0.1 Registered Share. The address of the principal executive offices of the Issuer is Andreasstrasse 15, CH-8050 Zurich, Switzerland.

Item 2.  Identity and Background.

Name of Persons filing this Statement (the "Reporting Persons"):

          InCentive Investment (Jersey) Ltd., a Jersey (UK) corporation ("InCentive Jersey");

          InCentive Capital Ltd., a Swiss corporation
          ("InCentive Capital");

          InCentive Asset Management Ltd., a Swiss corporation
          ("InCentive Asset Management"); and

          Mr. Rene Braginsky ("Mr. Braginsky")

InCentive Jersey is a corporation organized under the laws of Jersey (UK) and a wholly owned subsidiary of InCentive Capital. The principal business of InCentive Jersey is to invest directly and indirectly in various companies. The business address of InCentive Jersey, which also serves as its principal office, is Lister House, The Parade, St. Helier.

InCentive Capital is a corporation organized under the laws of Switzerland, the principal business of which is to invest, directly and indirectly, in securities of publicly and privately owned companies. InCentive Capital is an investment company listed on the SWX Swiss Exchange. The business address of InCentive Capital, which also serves as its principal office, is Baarerstrasse 8, 6301 Zug, Switzerland.

InCentive Asset Management is a corporation organized under the laws of Switzerland. InCentive Asset Management's sole shareholder is Mr. Braginsky. The principal business of InCentive Asset Management is to manage the assets and investments of various customers, including InCentive Capital. The business address of InCentive Asset Management, which also serves as its principal office, is Toedistrasse 36, 8002 Zurich, Switzerland.

Mr. Braginsky serves as the Chief Executive Officer and a delegate of the Board of Directors of InCentive Capital. He is also the Chief Executive Officer and a delegate of the Board of Directors of InCentive Asset Management. Mr. Braginsky also serves as a director on the Board of Directors of the Issuer. The business address of Mr. Braginsky is c/o InCentive Asset Management Ltd., Toedistrasse 36, 8002 Zurich, Switzerland. Mr. Braginsky is a citizen of Switzerland.

Item 3.  Source and Amount of Funds or Other Considerations

See Item 5(c) for a description of transactions effected during the past 60 days. Each of the transactions described therein was funded with cash from working capital of InCentive Jersey.

Item 4.  Purpose of the Transaction

On March 20, 2003, Smith & Nephew plc ("Smith") announced its intention to purchase, by way of a share and a cash tender offer, all of the Issuer's publicly held Registered Shares (the "Tender Offer") and entered into an agreement with the Issuer setting forth the terms of the proposed Tender Offer ("Issuer Transaction Agreement"). Smith will effect the Tender Offer through its holding company, Smith & Nephew Group plc ("New Smith"), and the Tender Offer will be launched on the SWX Swiss Exchange.

On March 20, 2003, InCentive Capital and Smith entered into a transaction agreement (the "InCentive Transaction Agreement") pursuant to which Smith has undertaken to launch, through New Smith, a tender offer for all InCentive Capital's publicly held bearer shares, thereby indirectly acquiring the 18.9% interest in the Registered Shares owned by InCentive Capital (the "InCentive Tender Offer"). The InCentive Tender Offer will be launched on the SWX Swiss Exchange and conditioned upon the completion of the Tender Offer. Pursuant to the terms of the InCentive Transaction Agreement, InCentive Capital has agreed
(i) not to tender any Registered Shares held by it to Smith in the Tender Offer and (ii) to exercise or terminate as soon as reasonably practicable but in any event prior to the expiry of the Tender Offer the 683,000 call options held by it or its subsidiaries for 683,000 Registered Shares of the Issuer. Additionally, as part of the transaction, InCentive Capital plans to transfer to it any Registered Shares held by its direct or indirect subsidiaries.

On March 20, 2003, in conjunction with the Tender Offer, the principal shareholders of InCentive Capital, including Mr. Braginsky, who together hold approximately 77% of the outstanding share capital of InCentive Capital, entered into a tender agreement with Smith (the "Tender Agreement"). Under this Tender Agreement, the principal shareholders of InCentive Capital have undertaken, inter alia, to tender each of his or her shares in InCentive Capital to Smith or New Smith in the Tender Offer.

Item 5.  Interest in Securities of the Issuer

(a) - (b) As of the date hereof, the Reporting Persons collectively beneficially own (or are deemed, for purpose of Regulation 13D-G to beneficially own) in the aggregate 2,307,450 Registered Shares, representing 19.5% of the outstanding Registered Shares of the Issuer (based on 11,830,645 Registered Shares, as listed in the commercial register dated January 23,
2003). Included among the Registered Shares so beneficially owned by the Reporting

Persons are (i) 1,554,577 Registered Shares owned directly by InCentive Jersey and 683,000 additional Registered Shares for which Incentive Jersey has call options, (ii) 63,670 Registered Shares held by entities other than InCentive Jersey or InCentive Capital for which provides investment management services and, as a result of such services, has dispositive power with respect to such Registered Shares and (iii) 6,203 Registered Shares owned directly by Mr. Braginsky.

Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended, Schedules B and C to the Schedule 13D have been amended to update information previously reported on Schedule 13D with respect to the interest of the directors and officers of the Reporting Persons in the Securities of the Issuer.

(c) The following table sets forth the transactions effected by the Reporting Persons in Registered Shares in the past 60 days. The transactions were all effected by InCentive Jersey to effect the renewal of pre-existing forward purchases. The amount of Registered Shares to be acquired pursuant to forward purchase contracts during the past 60 days has not changed. The transactions are essentially forward purchases and are effectuated by the rolling over at expiry of certain option contracts in four steps. These four-step transactions include in each case (i) the closing of short puts, (ii) the closing of long calls, (iii) the reopening, or selling, of short puts, and (iv) the reopening, or purchasing, of long put calls.

                                     Number                                            Price
  Date of    Counter    Type of        of      Type of                         Strike   per
transaction   party   transaction  Securities Securities Underlying Securities Price  Security
-----------  ------- ------------- ---------- ---------- --------------------- ------ --------
                                                                                CHF     CHF
02/13/2003     UBS   Buy to close   200,000      Put       Registered Shares    200     0.01
02/13/2003     UBS   Sell to close  200,000      Call      Registered Shares    200    49.01
02/12/2003     UBS   Sell to open   200,000      Put       Registered Shares    200     1.12
02/12/2003     UBS   Buy to open    200,000      Call      Registered Shares    200    50.33
02/13/2003     ABN   Buy to close   80,000       Put       Registered Shares    195     0.00
02/13/2003     ABN   Sell to close  80,000       Call      Registered Shares    195    51.00
02/13/2003     ABN   Sell to open   80,000       Put       Registered Shares    195     2.90
02/13/2003     ABN   Buy to open    80,000       Call      Registered Shares    195    54.25
03/14/2003     UBS   Buy to close   200,000      Put       Registered Shares    200     0.01
03/14/2003     UBS   Sell to close  200,000      Call      Registered Shares    200    70.01
03/14/2003     UBS   Sell to open   200,000      Put       Registered Shares    200     0.34
03/14/2003     UBS   Buy to open    200,000      Call      Registered Shares    200    70.50
03/14/2003     ABN   Buy to close   80,000       Put       Registered Shares    195     0.00
03/14/2003     ABN   Sell to close  80,000       Call      Registered Shares    195    75.00
03/14/2003     ABN   Sell to open   80,000       Put       Registered Shares    195     0.45
03/14/2003     ABN   Buy to open    80,000       Call      Registered Shares    195    75.75
03/14/2003     ABN   Buy to close   160,000      Put       Registered Shares    215     0.00
03/18/2003     ABN   Sell to close  160,000      Call      Registered Shares    215    50.00
03/18/2003     ABN   Sell to open   160,000      Put       Registered Shares    215     1.39
03/18/2003     ABN   Buy to open    160,000      Call      Registered Shares    215    51.60
03/18/2003     CS    Buy to close   100,000      Put       Registered Shares    220     0.00
03/18/2003     CS    Sell to close  100,000      Call      Registered Shares    220    45.00
03/18/2003     CS    Sell to open   100,000      Put       Registered Shares    220     0.52
03/18/2003     CS    Buy to open    100,000      Call      Registered Shares    220    45.80

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

The responses to Items 4 and 5 and of the Schedule 13D are herein incorporated by reference.

Item 7.  Materials to be filed as Exhibits.


     Exhibit 1 Transaction Agreement dated March 20, 2003, between
               InCentive Capital AG, Smith & Nephew plc. and Meadowclean
               Limited regarding a Public Tender Offer to all Shareholders of Incentive

     Exhibit 2 Amendment No. 1 dated March 25, 2003 to Transaction
               Agreement dated March 20, 2003, between InCentive Capital
               AG, Smith & Nephew plc. and Meadowclean Limited regarding a
               Public Tender Offer to all Shareholders of Incentive

     Exhibit 3 Press Release issued by InCentive Capital dated March 20,
               2003, entitled "Tender offer for InCentive Capital AG in connection with the combination of Smith & Nephew, plc and Centerpulse AG"

                                   SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                              INCENTIVE INVESTMENT (JERSEY) LTD.

                                              By: /s/ Michael Dee
                                                  -----------------------------
                                                  Name: Michael Dee
                                                  Title: Chairman

                                              By: /s/ Marc C. Bruppacher
                                                  -----------------------------
                                                  Name: Dr. Marc C. Bruppacher
                                                  Title: Director

                                              INCENTIVE CAPITAL LTD.

                                              By: /s/ Hans Kaiser
                                                  -----------------------------
                                                  Name: Hans Kaiser
                                                  Title: Director

                                              By: /s/ Eric Stupp
                                                  -----------------------------
                                                  Name: Eric Stupp
                                                  Title: Director

                                              INCENTIVE ASSET MANAGEMENT LTD.

                                              By: /s/ Paul Wyler
                                                  -----------------------------
                                                  Name: Paul Wyler
                                                  Title: Director

                                              By: /s/ Raoul Bloch
                                                  -----------------------------
                                                  Name: Dr. Raoul Bloch
                                                  Title: Member of management
                                                  board

                                              RENE BRAGINSKY

                                              By: /s/ Rene Braginsky
                                                  -----------------------------
                                                  Name: Rene Braginsky

   Date: March 28, 2003

                                 EXHIBIT INDEX

  Exhibit No                      Description of Exhibit
  ----------                      ----------------------

  Exhibit 1  Transaction Agreement dated March 20, 2003, between InCentive
             Capital AG, Smith & Nephew plc. and Meadowclean Limited regarding a Public Tender Offer to all Shareholders of Incentive

  Exhibit 2 Amendment No. 1 dated March 25, 2003 to Transaction Agreement dated March 20, 2003, between InCentive Capital AG, Smith &
             Nephew plc. and Meadowclean Limited regarding a Public Tender
             Offer to all Shareholders of Incentive

  Exhibit 3 Press Release issued by InCentive Capital dated March 20, 2003, entitled "Tender offer for InCentive Capital AG in connection with the combination of Smith & Nephew, plc and Centerpulse AG"

                                  SCHEDULE B

The name, position, citizenship, principal occupation and beneficial ownership of Registered Shares of Centerpulse of the directors and executive officers of InCentive Capital are set forth below. The business address of each director and executive officers c/o InCentive Capital Ltd., Baarerstrasse 8, 6301 Zug, Switzerland.

                                                                                Ownership of Registered
      Name                  Position           Citizenship Principal Occupation  Shares of Centerpulse
      ----         --------------------------- ----------- -------------------- -----------------------
Karl Otto Pohl     Chairman of the Board of
                   Directors                    German      See Schedule A          See Schedule A
Rene Braginsky     Member, Chief Executive
                   Officer and delegate of the
                   Board of Directors           Swiss       See Item 2              See Items 3-5
Joel R. Mesznik    Member                       American    See Schedule A          See Schedule A
Eric Stupp         Member                       Swiss       Attorney
                                                            Bar & Karrer
                                                            Seefeldstrasse 19
                                                            8024 Zurich
                                                            Switzerland             4(2)
Hans Kaiser        Member                       Swiss       Member
                                                            InCentive Capital
                                                            Ltd.                    36,284(3)

--------
(2) Mr. Stupp beneficially owns 4 Registered Shares of Centerpulse. Mr. Stupp used personal funds to purchase such Registered Shares. Mr. Stupp has sole voting and dispositive power over such shares. Mr. Stupp intends to tender such Registered Shares in the Tender Offer.

(3) Mr. Kaiser beneficially owns 36,284 Registered Shares of Centerpulse. Mr. Kaiser used personal funds to purchase 32,284 of such Registered Shares, and Mr. Kaiser has sole voting and dispositive power over such shares. The other 4000 shares beneficially owned by Mr. Kaiser are held by a family member of Mr. Kaiser and information as to the voting and dispositive power over such shares, as well as information as to the funds used to purchase such shares, is currently unavailable. Mr. Kaiser is a party to the Tender Agreement, pursuant to which he has agreed to tender his Registered Shares to Smith and New Smith in connection with the Tender Offer.

                                  SCHEDULE C

The name, position, citizenship, principal occupation and beneficial ownership of Registered Shares of Centerpulse of the directors and executive officers of InCentive Asset Management are set forth below. The business address of each director and executive officer c/o InCentive Asset Management Ltd., Toedistrasse 36, 8002 Zurich, Switzerland.

                                                                               Ownership
                                                                             of Registered
                                                          Principal            Shares of
      Name              Position      Citizenship         Occupation          Centerpulse
      ----         ------------------ ----------- -------------------------- --------------
Karl Otto Pohl     Chairman             German    See Schedule A             See Schedule A

Rene Braginsky     Member,
                   Chief Executive
                   Officer and
                   delegate of the
                   Board of Directors   Swiss     See Item 2                 See Items 3-5

Alexander I. de    Member               Swiss     Attorney
Beer                                              de Beer Rechtsanwalte
                                                  Schlossbergstrasse 22
                                                  8702 Zollikon, Switzerland - 0 -

Paul Wyler         Member               Swiss     Chief Executive Officer
                                                  Creavent Ltd.
                                                  Toedistrasse 36
                                                  8002 Zurich,
                                                  Switzerland                1,000(4)

--------
(4) Mr. Wyler beneficially owns 1,000 Registered Shares of Centerpulse. Mr. Wyler used personal funds to purchase such Registered Shares. Mr. Wyler has sole voting and dispositive power over such Registered Shares and intends to tender such Registered Shares in the Tender Offer.